Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 13, 2018

Relating to Preliminary Prospectus dated September 11, 2018

Registration Statement No. 333-227284

DocuSign, Inc.

8,060,550 Shares of Common Stock

The following information relates only to the securities described below and should be read together with the preliminary prospectus dated September 11, 2018 (the “preliminary prospectus”). The following information supplements and updates the information contained in the preliminary prospectus. The preliminary prospectus was included in the Registration Statement on Form S-1 (File No. 333-227284), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1261333/000119312518270936/d614105ds1.htm

Issuer:	DocuSign, Inc., a Delaware corporation

Ticker / Exchange:	DOCU / The Nasdaq Global Select Market

Title of Securities:	Common stock, $0.0001 par value per share, of the Issuer (“Common Stock”)

Size:	$443,330,250 (or $509,829,760 if the underwriters exercise their option to purchase additional shares in full)

Shares Offered and Sold:	8,060,550 shares of Common Stock (or 9,269,632 shares of Common Stock if the underwriters exercise their option to purchase additional shares in full).

Last Reported Sale Price of Common Stock on The Nasdaq Global Select Market on September 13, 2018:	$55.37

Initial Price to Public:	$55.00

Pricing Date:	September 13, 2018

Trade Date:	September 14, 2018

Settlement Date:	September 18, 2018

CUSIP:	256163106

Concurrent Convertible Note Offering:	Concurrently with this offering of Common Stock, the Issuer is offering to qualified institutional buyers, in an offering exempt from registration under the Securities Act of 1933, as amended, $500 million aggregate principal amount of its 0.50% Convertible Senior Notes due 2023 (the “notes”), or a total of $575 million aggregate principal amount of the notes if the initial purchasers in that offering exercise in full their option to purchase additional notes (such concurrent offering of notes, the “Convertible Note Offering”). The notes will initially be convertible into 13.9860 shares of Common Stock per $1,000 principal amount of notes (subject to adjustment in certain circumstances), which represents an initial conversion price of approximately $71.50 per share of Common Stock. Upon conversion of a note, the Issuer will satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of its Common Stock or a combination of cash and shares of its Common Stock, at the Issuer’s election. The offering of Common Stock is not contingent upon the consummation of the concurrent Convertible Note Offering, and the concurrent Convertible Note Offering is not contingent upon the consummation of the offering of Common Stock.

Use of Proceeds:

The selling stockholders will receive all of the net proceeds from the offering of Common Stock and the Issuer will not receive any proceeds from the sale of the shares in the offering of Common Stock.

The Issuer estimates that the net proceeds from the concurrent Convertible Note Offering will be approximately $487.6 million (or $560.8 million if the initial purchasers exercise their option to purchase additional notes in full), after deducting the initial purchasers’ discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer has entered into capped call transactions with one or more of the initial purchasers or their respective affiliates and/or other financial institutions (the “option counterparties”). The Issuer intends to use approximately $58.8 million of the net proceeds from the concurrent Convertible Note Offering to pay the cost of the capped call transactions. The Issuer intends to use the remainder of the net proceeds from the concurrent Convertible Note Offering for working capital and other general corporate purposes. The Issuer may also use a portion of the net proceeds from this offering for the acquisition of, or investment in, technologies, solutions or businesses that complement its business, although the issuer has no commitments to enter into any such acquisitions or investments at this time. If the initial purchasers exercise their option to purchase additional notes, The Issuer expects to use a portion of the net proceeds from the sale of the additional notes to enter into additional capped call transactions with the option counterparties and for working capital and general corporate purposes.

Active Book-Running Managers:	Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC

Additional Book-Running Managers:	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc.

Co-Managers:	JMP Securities LLC, KeyBanc Capital Markets Inc., Piper Jaffray & Co. and William Blair & Company, L.L.C.

The Issuer has filed a registration statement (including the preliminary prospectus dated September 11, 2018) with the Securities and Exchange Commission (the “SEC”) for the offering of Common Stock to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting: (i) Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by calling (866) 718-1649, or by emailing at prospectus@morganstanley.com, or (ii) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling (866) 803-9204 and (iii) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by email at prospectus-ny@ny.email.gs.com, or by calling (866) 471-2526.

This communication should be read in conjunction with the preliminary prospectus dated September 11, 2018. The information in this communication supersedes the information in the preliminary prospectus to the extent inconsistent with the information in the preliminary prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.